Filed Pursuant To Rule 433

Registration No. 333-180974

September 27, 2013

KITCO NEWS INTERVIEW: Demand For Physical Gold Could Last Decades – New WGC Chairman

(Kitco News) – The strong physical demand for gold that started in April, after the worst price drop in 30 years, is just the start of a new trend that could last for decades said Randall Oliphant the new chairman of the World Gold Council.

Kitco News had a chance to talk with Oliphant about his opinions on the gold market and his new role as the new chairman with the gold council.	Randall Oliphant, newly elected chairman of the World Gold Council and executive chairman of New Gold

Oliphant said that the emergence of “real customers who are long terms holders of gold,” is helping to build a strong foundation for the precious metal, something that the council hopes to continue to build on. He added he is optimistic because of this unprecedented demand for physical gold.

“It gives us some encouragement,” he said. “Investors and hedge funds will move in and out of different markets but to know that there is a real customer there for the product makes me feel very comfortable.”

The growing middle class in Asian countries – in particular India and China – which make up more than half of the gold market, will continue to demand the yellow metal, he said. However, it is not just regular consumers that will help the gold market. Oliphant added that he expects to see central banks around the globe continue to buy gold as a way to diversify their currency reserves. He pointed out that central banks bought the most gold in history in 2012.

“I think we are just in the early innings,” he said.

The Role Of The WGC

As for his role with the World Gold Council, he said, he wants to build on the council’s past achievements and continue to promote the importance of holding gold to diversify a portfolio.

“The World Gold Council has a lot of initiatives ongoing,” he said. “A lot of work is going on with pension fund managers to talk about the correlation with gold and other investment products.”

Oliphant added the council is working on developing new gold products for both retail and institutional investors. However, he wasn’t able to talk about those new initiatives.

Although demand for physical gold isn’t as strong in North America as it is in Asia, Oliphant said there are definitely sectors like gold coins that has the potential to attract investors.

“We saw unprecedented coin sales in the United States,” he said. “There are groups of people in the U.S. who just feel better having gold in their portfolio and we need to continue to build on that.”

Looking at Europe, Oliphant said that there is definitely potential to promote gold as an investment tool because of places like Switzerland, which has a history of using gold to protect wealth.

“A lot of people still have scars from 2008 and those with longer-term orientation learned that being too much into anyone thing – that over exposure – can be painful and I think that has made people rethink their portfolio,” he said.

As for the future, Oliphant said he hopes to build on the council’s past success like gold-backed exchange traded products. Investment vehicles like SPDR Gold Shares (NYSE: GLD), the biggest gold-backed EFT made owning gold a lot more convenient and contemporary, he said.

While investment products like gold ETFs have been popular in North America and Europe, Asian markets continue to prefer holding the physical metal.

In June the Chinese Government approved the creation of yuan-denominated gold-backed ETPs; however, the response was fairly lack-luster. The two companies behind the ETPs, Huaan Asset Management Co. and Guotai Asset Management Co. attracted 1.2 billion yuan ($195 million) and 410 million yuan. When the approval was first announced, a spokesperson at Huaan said they expected to raise about $400 initially.

Oliphant explained that in places where people are less familiar with banking there is a lack of trust so holding physical gold makes sense.

However, he added, this perception is starting to change, especially with the creation of new products like the Industrial and Commercial Bank of China’s (ICBC), gold savings account, which the World Gold Council helped launch in 2010. Already they are seeing an increase in people starting gold savings accounts, he added.

“I think as these markets become more sophisticated, people will be more comfortable with products that are backed by physical metal,” he said.

Oliphant is just one of the new faces at the council. On Thursday, said William Rhind is the managing director of its new institutional investment program. According to the council, the new program is “responsible for developing and implementing initiatives focused on expanding the use of GLD and other physical gold-backed products.”

Read the latest news in gold and precious metals markets at Kitco News.

By Neils Christensen of Kitco News nchristensen@kitco.com

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.